FORM 4
                          U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549
                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


Files  purusant  to Section  16(a) of the Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
     Sanderson, William R.
     P. O. Box 988
     Laurel, MS  39441-0988

2.  Issuer Name and Ticker or Trading
     SAFM

3.  IRS or Social Security Number of Reporting
    Person (Voluntary)
     ###-##-####

4.  Statement for Month/Year
     June 1998

5.  If Amendment, Date of Original (Month/Year
     N/A

6.  Relationship of Reporting Person to Issuer
    Director, 10% Owner & Director of Marketing


 TABLE I. Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security                    2.Trans- 3. Trans- 4. Securities Acquired     5. Amount of     6.Owner-      7. Nature of
      (Instr 3)                            action    action    (A) or Disposed of (D)     Securities      ship           Indirect
                                           Date      Code      (Instr. 3,4 and 5)         Beneficially    Form:          Beneficial
                                           Month/   (Instr.8)                             Owned at        Direct (d)     Ownership
                                           Day/                                           End of Month    or Indirect    (Instr. 4)
                                           Year     Code  V  Amount  (A) or  Price        (Inst.3 or 4)   (I) (Instr. 4)
                                                                     (D)
Common Stock, par value
$1.00 per share ........................    6/01/98    P     10,000     A    11.750      3,358,385            I            (1)
Common Stock, par value
$1.00 per share ........................    6/02/98    P     25,000     A    12.000      3,358,385            I            (1)
Common Stock, par value
$1.00 per share ........................    6/03/98    P      7,500     A    12.000      3,358,385            I            (1)
Common Stock, par value
$1.00 per share ........................    6/04/98    P     22,500     A    12.125      3,358,385            I            (1)
Common Stock, par value
$1.00 per share ........................                                                   136,350            D          Owner of
Common Stock, par value                                                                                                  Record
$1.00 per share ........................                                                     7,830            I            (2)
Common Stock, par value
$1.00 per share ........................                                                     8,460            I          By Spouse
Common Stock, par value
$1.00 per share ........................                                                    20,656            I          By Minor
(1) As co-executor of the Estate of Joe Frank                                                                            Childred
Sanderson.  William R. Sanderson was
appointed and qualified as a co-executor of the
Estate of Joe Frank Sanderson on 1/21/98
(2) Allocated to the account of William R
Sanderson  in the Company's ESOP




Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls warrants options, convertible securities)


1.Title         2.Conver-  3. Trans- 4.Transac- 5. Number of   6. Date      7.Title   8.Price  9.Number  10. Owner-   11.  Nature of
  of Deri-        sion or     action   tion Code   Derivative     Exer-       and       of       of          ship          Indirect
  vative          Exercise    Date    (Instr. 8)   Securities     and         Amount    Deriv-   Deriv-      Form          Bene-
  Security        Price of    (Month/              Acquired (A)   Expir-      of Under- ative    ative       of Deriv-     ficial
  (Instr.3)       Derivative  Day/                 or Disposed    ation       lying     Security Securities  ative         Owner-
                  Security    Year)                of (D) (Instr. Date        Securities (Instr. Bene-       Security:     ship
                                                     3, 4 and 5) (Month/      (Instr.    5)      ficially    Direct(D)     (Inst. 4)
                                                                  Day/Year)    3 and 4)          owned       or Indirect
                                                                                                 at End      (I) (Instr.
                                                                                                 of          4)
                                                                                                 Month
                                                                                                 (Instr.4)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Amount
                                        Code (V)   (A) (D)     Date    Expir-  Title  or No.
                                                               Exer-   tion           of
                                                               cisable Date           Shares

------------------------------------------------------------------------------------------------------------------------------------



Incentive Stock
Options to buy         13.00    6/18/98    A       2,500         (1)   4/23/08 Common   2,500   13.00               D
Common Stock $1.00 par                                                         Stock
value per share                                                                $1.00 par
                                                                               value per
                                                                               share
Incentive Stock
Options to buy                  7/24/97                          (1)   7/24/07 Common   7,500   15.00               D
Common Stock $1.00 par                                                         Stock
value per share                                                                $1.00 par
                                                                               value per
                                                                               share
Incentive Stock
Options to buy                  7/25/96                          (2)   7/25/02 Common   7,500   10.875              D
Common Stock $1.00 par                                                         Stock
value per share                                                                $1.00 par
                                                                               value per
                                                                               share
Incentive Stock
Options to buy                  4/27/95                          (2)   4/27/01 Common   7,500   11.25               D
Common Stock $1.00 par                                                         Stock
value per share                                                                $1.00 par
                                                                               value per
                                                                               share
Incentive Stock
Options to buy                  4/29/94                          (2)   4/29/00 Common   7,500   11.00               D
Common Stock $1.00 par                                                         Stock
value per share                                                                $1.00 par
                                                                               value per
                                                                               share
Incentive Stock
Options to buy                  7/12/93                          (2)   7/12/99 Common   7,500   10.667              D
Common Stock $1.00 par                                                         Stock
value per share                                                                $1.00 par
                                                                               value per
                                                                               share

Explanation of Responses:

(1) Exercisable for 10-year period. Vesting begins at 25% on 7/24/98, the end of the first year, and continues at 25% per year.

(2) Exercisable for 6-year. Vesting begins at 25% at the end of the first year following the grant and continuing at 25% per year.



                                   /s//William R. Sanderson        July 6, 1998
                                   *Signaure of Reporting Person       Date